Exhibit 2.1

AMENDMENT AND CONSENT AGREEMENT

This AMENDMENT AND CONSENT AGREEMENT (this “Agreement”), dated as of May 6, 2020, with respect to the Transaction Agreement, dated as of January 28, 2020 (the “Transaction Agreement”), by and between BorgWarner Inc., a Delaware corporation (“BorgWarner”), and Delphi Technologies PLC, a public limited company incorporated under the laws of the Bailiwick of Jersey (“Delphi”), is hereby entered into by and between BorgWarner and Delphi. All capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Transaction Agreement.

RECITALS

WHEREAS, pursuant to Section 5.1(b)(xii) of the Transaction Agreement, Delphi and its Subsidiaries are prohibited, without BorgWarner’s consent (such consent not to be unreasonably withheld, conditioned or delayed), from incurring, assuming or guaranteeing any indebtedness for borrowed money, except for, among other things, borrowings under the Company Credit Agreement that do not exceed a balance of $5 million in the aggregate;

WHEREAS, in light of the Delphi board of directors’ concern around the general economic impacts associated with COVID-19 on Delphi’s business, Delphi has drawn $500 million of revolving borrowings under the Company Credit Agreement (the “Draw Down”);

WHEREAS, on March 30, 2020, BorgWarner provided written notice to Delphi that, among other things, asserted that Delphi breached the Transaction Agreement by effectuating the Draw Down without obtaining BorgWarner’s prior written consent, and Delphi provided written notice to BorgWarner that, among other things, disputed BorgWarner’s assertion of a breach by Delphi and asserted that BorgWarner breached the Transaction Agreement by unreasonably withholding and conditioning its consent to the Draw Down; and

WHEREAS, BorgWarner wishes to provide its written consent to the Draw Down in accordance with the terms and conditions contained herein, and BorgWarner and Delphi wish to amend the Transaction Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, BorgWarner and Delphi hereby agree as follows:

1.    CONSENT.

(a)    For all purposes under the Transaction Agreement, BorgWarner hereby consents to:

(i) the Draw Down; and

(ii) the deferral (not to exceed £7 million), for up to three months, of the quarterly contribution otherwise payable by June 19, 2020 to The Delphi Technologies Pension Scheme.

For the avoidance of doubt, the consent in clause (i) above has the same effect as if BorgWarner delivered such consent to Delphi prior to the Draw Down being effected and BorgWarner and Delphi each waive any and all claims of breach or purported rights arising from such Draw Down.

2.    AMENDMENTS TO TRANSACTION AGREEMENT.

(a)    Section 2.2(a) (Consideration) is hereby deleted and replaced with the following:

“(a)    Consideration. Subject to and in consideration for the transfer of the Company Ordinary Shares pursuant to Section 2.1, on the Closing Date, Buyer shall, under the Scheme of Arrangement and subject to the terms and conditions thereof and subject to Section 2.2(b), Section 2.3 and Section 2.7, for each Company Ordinary Share subject to the Scheme of Arrangement, issue 0.4307 (as may be adjusted pursuant to Section 2.2(b), the “Exchange Ratio”) of New Buyer Shares (the “Share Consideration”, and together with the Fractional Share Consideration, the “Consideration”) duly authorized, validly issued, and credited as fully paid, non-assessable and free from all Liens, in each case, to the relevant Company Shareholders.”

(b)    Section 6.3 (Conditions to Obligation of Buyer to Effect the Transaction) of the Transaction Agreement is hereby amended by adding a new clause (d) as follows:

“(d)    (i) (A) If the Closing occurs on or before September 30, 2020, the Leverage Ratio does not exceed 6.5 to 1.0 or (B) if the Closing occurs on October 1, 2020 or thereafter, the Leverage Ratio does not exceed 7.5 to 1.0, (ii) the Net Revolver Debt does not exceed a balance of $115,000,000, (iii) the Gross Revolver Debt does not exceed a balance of $225,000,000, and (iv) the Company shall have delivered to Buyer a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer of the Company, certifying compliance with clauses (i) through (iii) of this Section 6.3(d).”

(c)    Section 7.1(b)(i) of the Transaction Agreement is hereby deleted and replaced with the following:

“(i) if all of the conditions to Closing, other than the conditions set forth in Section 6.1(d), Section 6.1(e) or Section 6.1(f), shall have been satisfied or shall be capable of being satisfied at such time (provided, that the conditions set forth in Section 6.3(d) shall be excluded for purposes of determining whether all conditions have been satisfied or are capable of being satisfied), the End Date may be extended by either Party;”

(d)    Section 8.16 (Definitions) of the Transaction Agreement is hereby amended by adding the following terms:

“Closing EBITDA” means the Consolidated EBITDA of the Company and its Subsidiaries, determined on a consolidated basis and calculated by the Company in good faith for the twelve-month period ending on the last day of the most recent fiscal quarter ending at least 15 days prior to the Closing Date. With respect to the line items included in the definition of Consolidated EBITDA in this Agreement that correspond with the line items included in the definition of “Consolidated EBITDA” under the Company Credit Agreement, such line items will be calculated in good faith and in a manner consistent with the calculation of the corresponding line items in the definition of Consolidated EBITDA under the Company Credit Agreement (but without regard to any time limitations or dollar caps specified therein for such line items).

“Closing Net Debt” means Net Debt, determined as of 11:59 p.m. (New York time) on the day immediately prior to the Closing Date and calculated by the Company in good faith in a manner consistent with how the various components are calculated in the Company’s audited financial statements for the fiscal year ending December 31, 2019. For the avoidance of doubt, for purposes of calculating Closing Net Debt the amount of cash and cash equivalents shall not be reduced by advisor fees related to the Transaction that are to be paid on the Closing Date or other third-party expenses related to the Transaction that are customarily paid on the Closing Date; provided that if such fees and expenses exceed $40 million, for purposes of calculating Closing Net Debt the amount of cash and cash equivalents shall be reduced by the amount in excess of $40 million.

“Consolidated EBITDA” means, for any period, Operating Income for such period plus, without duplication and to the extent deducted in calculating Operating Income for such period, the following:

(i)    depreciation;

(ii)    amortization (including amortization of intangibles and goodwill);

(iii)    non-cash charges recorded in respect of purchase accounting or impairment of goodwill, intangibles or long-lived assets and non-cash exchange, translation or performance losses relating to any foreign currency hedging transactions or currency fluctuations except to the extent representing an accrual for future cash outlays;

(iv)    any unusual, non-recurring, extraordinary or restructuring expenses, losses or charges;

(v)    third-party and severance expenses arising directly from the closing or consolidation of facilities (including such expenses incurred with respect to the relocation of equipment in connection therewith);

(vi)    one-time, non-cash charges pursuant to SFAS 158;

(vii)    expenses for transitional contributions to defined contribution plans in excess of standard contributions and other payments to impacted employees, in each case, resulting from the freeze of future accruals for the U.K. defined benefit pension plans of the Company and its Subsidiaries, not to exceed $2 million per fiscal quarter;

(viii)    separation expenses associated with the Company’s spin-off from Delphi Automotive PLC; provided that, for the period from April 1, 2020 through December 31, 2020, such expenses shall not exceed $3 million in the aggregate; and

(ix)    third-party expenses incurred in connection with signing, negotiating, and closing the Transaction;

less, to the extent included in calculating Operating Income for such period, any unusual, non-recurring or extraordinary income or gains.

“Gross Revolver Debt” means the total amount of revolving borrowings outstanding under the Company Credit Agreement as of 11:59 p.m. (New York time) on the day immediately prior to the Closing Date.

“Leverage Ratio” means the ratio of (i) Closing Net Debt to (ii) Closing EBITDA.

“Net Debt” means, as of any time of determination, (i) the aggregate amount of outstanding indebtedness for borrowed money of the Company and its Subsidiaries, determined on a consolidated basis, as of such time (excluding, for the avoidance of doubt, any such indebtedness or guarantees among the Company and its Subsidiaries), less (ii) the aggregate amount of all cash and cash equivalents (including any Chinese bank notes for the benefit of the Company or its Subsidiaries, with an original maturity of 90 days or less) of the Company and its Subsidiaries as of such time.

“Net Revolver Debt” means (i) Gross Revolver Debt, less (ii) the aggregate amount of all cash and cash equivalents (including any Chinese bank notes for the benefit of the Company or its Subsidiaries with a maturity of 90 days or less) of the Company and its Subsidiaries, determined as of 11:59 p.m. (New York time) on the day immediately prior to the Closing Date. For the avoidance of doubt, for purposes of calculating Net Revolver Debt the amount of cash and cash equivalents shall not be reduced by advisor fees related to the Transaction that are to be paid on the Closing Date or other third-party expenses related to the Transaction that are customarily paid on the Closing Date; provided that if such fees and expenses exceed $40 million, for purposes of calculating Net Revolver Debt the amount of cash and cash equivalents shall be reduced by the amount in excess of $40 million.

“Operating Income” means the consolidated operating income (or loss) of the Company and its Subsidiaries, calculated in accordance with GAAP applied in a manner consistent with the calculation of operating income as set forth in the Company’s audited financial statements for the fiscal year ending December 31, 2019.

3.    REPRESENTATIONS AND WARRANTIES. Each Party represents and warrants to the other Party as of the date hereof that:

(a)    it has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of such Party and no other corporate action on the part of such Party is necessary to authorize the execution and delivery by such Party of this Agreement and the consummation of the transactions contemplated hereby;

(b)    this Agreement has been duly and validly executed and delivered by such Party and, assuming that this Agreement has been duly authorized, executed and delivered by the other Party, this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions; and

(c)    after giving effect to this Agreement, such Party is not aware of any circumstance or event that such Party believes to constitute, as of the date of this Agreement, a material breach of the Transaction Agreement by the other Party.

4.    NO ADDITIONAL CHANGES. Other than as set forth in Section 1 and Section 2 of this Agreement, (a) no additional changes or waivers with respect to the Transaction Agreement and the obligations thereunder are hereby being made, granted or consented to by the Parties, and (b) the Transaction Agreement shall remain in full force and effect in all respects.

5.    EFFECTIVENESS. Subject, for the avoidance of doubt, to the last sentence of Section 1 of this Agreement, this Agreement shall be effective as of the date first written above.

6.    GOVERNING LAW. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of

Delaware (including with respect to any claim for damages pursuant to this Agreement, which calculation of damages will be determined in all respects in accordance with Laws of the State of Delaware) without regard to the conflicts of law principles thereof. Section 8.5 (Jurisdiction) and Section 8.6 (Waiver of Jury Trial) of the Transaction Agreement shall apply to this Agreement, mutatis mutandis.

7.    COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

8.    MODIFICATIONS. This Agreement may only be modified in a writing signed by both Parties.

9.    SECTION HEADINGS. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall be given no substantive or interpretive effect whatsoever.

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IN WITNESS WHEREOF, this Agreement is hereby executed and delivered on behalf of the undersigned as of the date first set forth above.

BORGWARNER INC.

By:	/s/ Tonit M. Calaway
Name:	Tonit M. Calaway
Title:	Executive Vice President, Chief Legal Officer and Secretary

[Signature Page – Amendment and Consent Agreement]

Acknowledged and agreed:

DELPHI TECHNOLOGIES PLC

By:	/s/ Richard Dauch
Name:	Richard Dauch
Title:	Chief Executive Officer

[Signature Page – Amendment and Consent Agreement]